[DECHERT LLP LETTERHEAD]

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Russell Investment Company Proxy Statement on Schedule 14A

Dear Ms. Browning:

Attached herewith is the final version of the Proxy Statement on Schedule 14A for Russell Investment Company (the “Proxy Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2007, as revised to address your comments of June 15, 2007. Also attached is a marked copy to highlight the revisions in the final version against the original.

Please also find below our supplemental responses to your questions and comments. The responses correspond to the comments and questions given orally on June 15, 2007. Where appropriate, we have summarized your questions. Capitalized terms used herein and not defined herein have the meanings ascribed to them in the Proxy Statement.

Response to Comments

1.	Comment: Please file a letter via EDGAR correspondence with the “Tandy” representations.

Response: The requested representations will be made.

2.	Comment: With regard to Proposal 1, please clearly explain why the proposal is being made, the ramifications to shareholders, and why it is in their best interests. Please include a statement that the Board found that approving the proposal is in the shareholders best interests.

Response: In response to this comment, the following language has been added to the discussion of Proposal 1:

“The Trust is submitting for Shareholder approval the election of the Trustees in order to meet the requirement under the 1940 Act that at least two-thirds of the Trustees have been elected by Shareholders. After careful consideration, the Board of Trustees has concluded that it is in the best interests of the Trust’s Shareholders to submit for their approval the election of each of the Nominees, even if previously elected.”

3.	Comment: In the “Officers” table on page 7, please make the “Officers” heading more prominent.

Response: The requested change has been made.

4.	Comment: For nominee for Independent Trustee Thaddas L. Alston, please include a brief parenthetical description of Larco Investments, Ltd. For nominee for Independent Trustee Kristianne Blake, please include a brief parenthetical description of Avista Corp.

Response: In response to this comment, the disclosure has been revised to reflect that Larco Investments, Ltd. is a real estate firm, and that Avista Corp is an electric utilities company.

5.	The following comments relate to Proposal 2:

a.	Comment: In the first paragraph, in the penultimate sentence, please replace “certain Funds” with the actual names of the funds which will be excepted from the shareholder approval requirement for liquidation.

Response: In response to this comment, the language of the proposal has been revised to reflect the names of funds which will be excepted from the shareholder approval requirement for liquidation. Please see the revised Proxy Statement attached hereto, which is marked to show changes against the preliminary Proxy Statement.

b.	Comment: Please clarify the disclosure to explain that the amendment applies only to liquidations and terminations, and does not apply to reorganizations.

Response: In response to this comment, the following language has been added to the discussion section of Proposal 2:

“This amendment applies only to liquidations and terminations, and does not apply to reorganizations. Shareholders are being asked to vote on an amendment to the Master Trust Agreement relating to reorganizations in a separate proposal.”

c.	Comment: Please clarify that the proposal would not permit the termination of a fund and the subsequent revival of that fund as another type of business entity.

Response: We can confirm that the proposal would not permit the termination of a fund and the subsequent revival of that fund as another type of business entity.

d.	Comment: Please include a statement in plain English that makes clear that, if the proposal is approved, shareholders will no longer have a vote on the liquidation or termination of the fund.

Response: In response to this comment, the following language has been added to the discussion section of Proposal 2:

“If the amendment is approved, Shareholders of a Fund will no longer be required or entitled to vote on the liquidation or termination of that Fund.”

e.	Comment: Please delete “[to be completed following the Shareholder Meeting]” and replace it with a list of the funds which will be excepted from the shareholder approval requirement for termination.

Response: In response to this comment, the language of the amendment has been revised to reflect the list of funds which will be excepted from the shareholder approval requirement for termination. Please see the revised Proxy Statement attached hereto, which is marked to show changes against the preliminary Proxy Statement.

6.	The following comments relate to Proposal 3:

a.	Comment: In the first sentence, please clarify that reorganization includes “merger”.

Response: In response to this comment, the first sentence of the discussion section of Proposal 3 has been deleted and replaced with the following:

“After careful consideration, the Board of Trustees has concluded that it is in the best interests of the Trust’s Shareholders to allow the reorganization (including merger) of any Fund without the specific approval of the Shareholders of such Fund.”

b.	Comment: Please explain how removing the rights of shareholders to vote on the reorganization of their fund is consistent with the 1940 Act.

Response: We note that by approving the amendment providing an exception to the Shareholder approval requirement for reorganizations, Shareholders will be voluntarily relinquishing the right to vote on reorganizations of their Fund. Additionally, the Board of Trustees has concluded that it is in the best interests of the Trust’s Shareholders to allow the reorganization of any Fund without the specific approval of the Shareholders of such Fund. Before using any new flexibility that the proposed amendment may afford, the Board of Trustees must first consider the Shareholders’ interests.

We note that no provision of the 1940 Act requires that Shareholders have the right to vote on reorganizations of their Fund. We also note that when adopting amendments to Rule 17a-8, the Commission expressly noted in footnote 18, that “In some cases rule 17a-8 may permit a merger to occur without shareholder approval.” (Release No. IC-25666, July 26, 2002).

c.	Comment: Please discuss the ramifications with respect to risks that arise if a fund is merged without the vote of shareholders.

Response: In response to this comment, the following language has been added to the discussion of Proposal 3:

“To the extent that the Board of Trustees approves the reorganization of a Fund with another Fund that has different investment strategies or risks, Shareholders will be subject to those different investment strategies or risks. The nature of such risks will depend on the Fund(s) being reorganized. Additionally, the reorganization of a Fund may have tax ramifications for Shareholders. However, the Board of Trustees will only approve a reorganization if it finds that the reorganization is in Shareholders’ best interests.”

d.	Comment: In the text of the Reorganization amendment, please clarify when the shareholders will have a vote, and when they will not.

Response: In response to this comment, the language of the amendment has been revised to clarify when shareholders will have a vote on a fund reorganization, and when they will not. Please see the revised Proxy Statement attached hereto, which is marked to show changes against the preliminary Proxy Statement.

e.	Comment: Please delete “[to be completed following the Shareholder Meeting]” and replace it with a list of the funds which are excepted from the shareholder approval requirement for reorganization.

Response: In response to this comment, the language of the amendment has been revised to reflect the funds are excepted from the shareholder approval requirement for reorganization. Please see the revised Proxy Statement attached hereto, which is marked to show changes against the preliminary Proxy Statement.

7.	Comment: In Proposal 4, in the sentence “As a non-diversified fund, the Fund may be subject to additional risk,” please change “may” to “will.”

Response: The requested change has been made.

8.	Comment: With regard to Board Considerations, have any Russell Funds recently redeemed out of the US Government Money Market Fund or the Tax Free Money Market Fund?

Response: As of July 10, 2007, no RIC Funds have redeemed shares of the US Government Money Market Fund or the Tax Free Money Market Fund. However, between now and the Shareholder Meeting, the RIC Funds that invest their cash reserves and/or securities lending cash collateral in the Tax Free Money Market Fund or US Government Money Market Fund will instead invest in the Money Market Fund.

9.	Comment: In general, please put information like “Shares Outstanding” into the text of the document, rather than including it as an exhibit.

Response: The requested changes have been made.

Please contact the undersigned at 617.728.7155 if you have any questions.

Very truly yours,

/s/ Joshua A. Weinberg
Joshua A. Weinberg

Enclosures

cc:	Min S. Oh, Esq.

Mary Beth Rhoden, Esq.

John V. O’Hanlon, Esq.